K&L Gates LLP 1601 K Street, N.W. Washington, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

December 15, 2014

VIA EDGAR

Dominic Minore

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	TrimTabs ETF Trust: TrimTabs U.S. Free-Cash-Flow ETF and TrimTabs Intl Free-Cash-Flow ETF
(File Nos. 333-198603 and 811-22955)

Dear Mr. Minore:

On September 5, 2014, TrimTabs ETF Trust (the “Trust” or “Registrant”) filed its registration statement on Form N-1A (“Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”) to register shares of the TrimTabs U.S. Free-Cash-Flow ETF and TrimTabs Intl Free-Cash-Flow ETF (the “Funds”) (accession number 0001144204-14-054560), each a series of the Trust.

Via letter on October 3, 2014, you provided comments on the Registration Statement. Following below are those comments and the Registrant’s responses to them. Defined terms used below have the same meanings as in the Registration Statement. Any changes to a Fund’s prospectus and statement of additional information, as described below, are filed concurrent herewith.

PROSPECTUS

GENERAL

1.          We note that TrimTabs Asset Management, LLC, the Trust, TrimTabs Index Services, LLC and Foreside Fund Services, LLC have applied for an order under section 6(c) for exemptive relief from certain provisions of the Investment Company Act of 1940, as amended (“1940 Act”). Please confirm in your response letter that the disclosure contained in the Registration Statement is and will continue to be in compliance with all of the terms and conditions of the application and order. In this regard, please note that the staff is of the view that it would be inappropriate to accelerate the Registration Statement prior to such time as the applicants receive an order granting the requested exemptive relief. Also, please advise us if you expect to submit any additional exemptive applications or no-action requests in connection with the Registration Statement.

RESPONSE: The Registrant, TrimTabs Asset Management, LLC, TrimTabs Index Services, LLC and Foreside Fund Services, LLC received an order under section 6(c) of the 1940 Act for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and rule 22c-1 under the 1940 Act, under section 12(d)(1)(J) of the 1940 Act for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act, and under sections 6(c) and 17(b) of the 1940 Act for an exemption from sections 17(a)(1) and 17(a)(2) of the 1940 Act on August 19, 2014.1 The Registrant confirms that the Registration Statement is consistent with the terms and conditions of the Order. The Registrant does not currently expect to request additional no-action or exemptive relief in connection with the Registration Statement.

COVER PAGE

2.          Expand the third paragraph to state that the Trust is a registered investment company offering shares of the Funds, which are exchange traded funds, and that Fund shares are not individually redeemable by the Funds.

RESPONSE: The Registrant has revised the disclosure consistent with the Staff’s comment.

FUND SUMMARIES

TrimTabs U.S. Free-Cash-Flow ETF

Investment Objective

3.          Clarify what is meant by the phrase “correspond to the price and yield performance.” In your response letter, explain how such a standard will enable investors to determine whether or not the Fund has achieved its investment objective.

RESPONSE: The Registrant has revised the disclosure to simplify the description of the Fund’s investment objective.

Fees and Expenses

4.          We note, from the discussion of the Fund’s “Principal Investment Strategies,” that the Fund may invest in other registered investment companies, but also the absence of an “Acquired Fund Fees & Expenses” line item from the Fund’s fee table. Please confirm to us in your response letter that the Fund will not during its first year of operations make investments in an “Acquired Fund” at the level that triggers the need for the additional line item of Acquired Fund Fees & Expenses. If no such additional line item is required, please indicate in your response letter that any applicable Acquired Fund Fees & Expenses is nonetheless included in “Other Expenses.”

1           Investment Company Act Release Nos. 31165 (July 22, 2014) (notice) and 31214 (Aug. 19, 2014) (order) (together, the “Order”).

RESPONSE: Although the Fund may invest in securities of other investment companies, the Registrant currently does not expect such investments to add 0.01% or more to the Fund’s total expenses in the first year of operations. Accordingly, rather than having a separate line item for Acquired Fund Fees and Expenses (“AFFE”), any expected AFFE are reflected in the Fund’s estimated “Other Expenses” in the fee table.

5.          In your response letter, please confirm that the Fund’s Board of Trustees does not expect to approve the imposition by the Fund of any 12b-1 fees during the first 12 months of the Fund’s operations.

RESPONSE: The Registrant’s Board of Trustees does not expect to impose any Rule 12b-1 fees on shareholders of the Fund during the first 12 months of the Fund’s operations.

Principal Investment Strategies

6.          It is unclear from the disclosure contained in the first paragraph what constitutes the universe of “eligible companies.” It appears that the eligible companies are those included in the Russell 3000 Index, “as modified by screens applied by the Index Provider to seek to ensure the liquidity and investability of the Underlying Index.” If true, then briefly describe the screens that will be applied by the Index Provider to determine which companies are eligible companies.

RESPONSE: The Registrant has revised the above-referenced disclosure to clarify that the universe for the Underlying Index is the Russell 3000.

7.          Expand the disclosure to provide a brief explanation as to why the focus on “free cash flow” and “free cash flow yield” of companies is significant in the context of the Fund’s principal investment strategy. For example, whether the goal of such a focus is to identify those companies with the greatest dividend paying potential, financial flexibility and/or growth prospects.

RESPONSE: The Registrant has revised the disclosure consistent with the Staff’s comment.

8.          In your response letter, please explain how the Index Provider will determine the amount of “free cash flow” for any given company; for example, the criteria that it will use to determine the amount of “cash that a company is able to generate after spending the money required to maintain or expand its operations.” In this regard, it would appear that such a subjective determination could vary for each of the 3,000 companies included in the Index Universe. Also, please indicate where the Index Provider would obtain the information needed to determine the amount of “free cash flow” for each company. It appears that much of the detailed information needed to perform the necessary calculations either could not be gleaned from publicly available sources or would otherwise be in the nature of proprietary information.

RESPONSE: The Index Provider calculates each issuer’s free cash flow based on the issuer’s publicly reported cash flow from operations, interest expenses, level of taxation, and investments in fixed capital. The Index Provider relies solely on publicly available data for all of the above-listed information, including SEC filings and industry publications.

9.          Please expand the disclosure to add a brief plain English definition of “market capitalization.”

RESPONSE: Consistent with the Staff’s comment, the Registrant has revised the disclosure in the “Additional Information About the Funds” section of the Prospectus.

10.         Clarify, if true, that, given the expansive scope of constituent components of the Russell 3000 Index, the “3,000 U.S. publicly traded issuers” represent a wide array of industries/sectors and market capitalizations.

RESPONSE: Consistent with the Staff’s comment, the Registrant has revised the disclosure in the “Additional Information About the Funds” section of the Prospectus.

11.         The last sentence of the third paragraph states that the Fund may invest in other registered investment companies, including money market funds. The disclosure pertaining to the principal risks of the Fund specifically highlights the risks of investing in money market funds, but not the risks of investing in other types of registered investment companies. Accordingly, please add additional principal risk disclosure as appropriate.

RESPONSE: The Registrant has revised the disclosure consistent with the Staff’s comment.

12.         The wording of the last sentence of the third paragraph appears to indicate that the Fund may invest up to 20% of its net assets in other registered investment companies, including money market funds, without regard to whether the Adviser believes that such investments will help the Fund to track the Underlying Index or whether they are appropriate substitutes for one or more securities in the Underlying Index. In this regard, the disclosure contained in the first paragraph on page 12 states that the Funds may not engage in temporary defensive investments. Please expand the disclosure to clarify the role of the Fund’s investments in other registered investment companies, including money market funds, within the context of the Fund’s principal investment strategies.

RESPONSE: The Registrant has revised the disclosure consistent with the Staff’s comment.

13.         Clarify why the Fund would invest in the securities of other investment companies instead of directly investing in the securities comprising the Underlying Index.

RESPONSE: Consistent with the Staff’s comment, the Registrant has revised the disclosure in the “Additional Information About the Funds” section of the Prospectus.

14.         Please expand the prospectus disclosure to identify each principal type of derivative in which the Fund may invest, as applicable, and highlight their related risks. See generally Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

RESPONSE: The Registrant does not expect the Fund to invest in derivatives as part of its principal investment strategies.

15.         The disclosure contained in the last paragraph states that the components of the Underlying Index are “equal-weighted.” Expand the disclosure to clarify what type of weighting will be used for purposes of determining the equal weighting of the constituent components. Also clarify whether the equal-weighting standard applies to the instruments described in the third paragraph.

RESPONSE: The Registrant has revised the disclosure consistent with the Staff’s comment. The instruments in the third paragraph are not in the Underlying Index and, therefore, the equal-weighting standard will not apply to them.

16.         Disclose how investors may access publicly available information about the Underlying Index and the Index Provider’s applicable index methodology.

RESPONSE: The Registrant has made the requested change in the “Index Provider and Disclaimers” section of the Prospectus.

TrimTabs Intl Free-Cash-Flow ETF

Principal Investment Strategies

17.         We note that the Index Universe of the Underlying Index is comprised of ten Country Sub-Indexes, and that the Underlying Index applies screens to each Country Sub-Index to seek to ensure the Underlying Index’s liquidity and investibility. In your response letter, please confirm that each constituent security comprising the Country Sub-Index principally trades in a market possessing sufficient depth and liquidity so as to enable the Creation Unit holders the opportunity to enter into arbitrage transactions in respect of shares of the Fund.

RESPONSE: The Registrant confirms that each constituent security comprising the Underlying Index principally trades in a market possessing sufficient depth and liquidity so as to enable Creation Unit holders to engage in arbitrage transactions with respect to shares of the Fund.

18.         Disclose why the Index Provider has specifically selected the ten countries identified on page 7 to form the pool from which it will select the ten Country Sub-Indexes.

RESPONSE: Consistent with the Staff’s comment, the Registrant has revised the disclosure in the “Additional Information About the Funds” section of the Prospectus.

19.         Briefly describe the criteria that the Index Provider will use to select the single country stock indexes that will be used to represent each of the ten countries identified.

RESPONSE: The “Index Universe” is comprised of the ten single-country stock indexes whose constituents historically have exhibited strong free cash flow yields. The Country Sub-Indexes are all broad-market indexes with top industry recognition.

Principal Risks

20.         It appears from the disclosure contained in the last paragraph on page 7 that the “components” of the Underlying Index consist of the ten Country Sub-Indexes. Accordingly, please consider whether country-specific principal risk factors should be included in addition to the existing risk factor disclosures pertaining to China and Japan.

RESPONSE: The Registrant believes the current disclosure adequately describes the principal risks of investing in the Fund.

ADDITIONAL INFORMATION ABOUT THE FUNDS’ INVESTMENT STRATEGIES AND RISKS

21.         Revise the second sentence to make clear that the principal investment strategies and principal risks of the Funds are disclosed in “this Prospectus” and that the non-principal investment strategies and non-principal risks of the Funds are disclosed in the “Funds’ SAI.”

RESPONSE: The Registrant has revised the disclosure consistent with the Staff’s comment.

TrimTabs U.S. Free-Cash-Flow ETF

22.         The disclosure indicates that the Fund will invest at least 80% of its total assets in the components of the Underlying Index. Based on this strategy, expand the disclosure to clarify how the Fund intends to achieve a replication of the performance of the Underlying Index.

RESPONSE: Consistent with the Staff’s comment, the disclosure has been revised to provide that “the Fund intends to employ a sampling strategy, which means that the Fund will typically invest in a portfolio of securities that collectively has an investment profile similar to the Underlying Index.”

23.         The second paragraph states that if the Fund is unable to fully replicate the Underlying Index, it may use a representative sampling indexing strategy. Expand the disclosure to clarify whether the “representative sampling” pertains only to investments in the Fund’s 20% investment basket whenever investments in its 80% investment basket do not fully replicate the Underlying Index.

RESPONSE: The Registrant has revised the disclosure consistent with the Staff’s comment.

STATEMENT OF ADDITIONAL INFORMATION

INVESTMENT POLICIES AND RESTRICTIONS

24.         Provide a brief narrative disclosure of what is “permitted by the Investment Company Act” or what is “permitted under the Investment Company Act,” as the case may be, in respect of each of the Funds’ enumerated investment policies 1 through 6.

RESPONSE: The Registrant has revised the disclosure consistent with the Staff’s comment.

25.         In the fifth enumerated investment policy, the phrase “and other financial instruments as currently exist or may in the future be developed” should be replaced with a specific identification of each such “financial instruments.”

RESPONSE: The Registrant has revised the disclosure consistent with the Staff’s comment.

INVESTMENT OBJECTIVE, INVESTMENT STRATEGIES AND RISKS

26.         Clarify that repurchase agreements constitute loans that are made by the Fund. Also specify the maximum percentage of the Fund’s total assets that can be invested in repurchase agreements.

RESPONSE: The Registrant has revised the disclosure consistent with the Staff’s comment.

27.         Disclose that the costs of securities lending do not appear in the Fund’s fee table. Also disclose, if true, that the Fund bears the entire risk of loss on any reinvested collateral received in connection with securities lending.

RESPONSE: The Registrant has revised the disclosure consistent with the Staff’s comment.

28.         Expand the disclosure contained in the last paragraph to clarify that the Fund’s Board of Trustees has a fiduciary obligation to recall a loan in time to vote proxies if it has knowledge that a vote concerning a material event regarding the securities will occur.

RESPONSE: The Registrant supplementally acknowledges its fiduciary duties with respect to lending portfolio securities but declines to revise the disclosure as the proposed disclosure complies with the requirements of Form N-1A.

TRANSACTION FEES

29.         In the second paragraph please clarify that all redemption transaction fees will not, in the aggregate, exceed 2%. See Rule 22c-2 under the 1940 Act.

RESPONSE: The Registrant has revised the disclosure consistent with the Staff’s comment.

Financial Statements

30.         Include the Funds’ audited financial statements and file the related consent of independent registered public accountants in a pre-effective amendment to the Registration Statement.

RESPONSE: The Registrant has made the requested changes.

Signatures

31.         At the time the Registration Statement was originally filed, Charles Biderman was the sole initial trustee of the Trust and signed the Registration Statement in that capacity as well as in his capacity as President, and that Minyi Chen signed in his capacity as Principal Financial Officer of the Trust. Prior to effectiveness of the Registration Statement, the Trust must have a board of trustees whose composition complies with the applicable provisions of the 1940 Act. Also, please note the signature requirements of Section 6(a) of the Securities Act of 1933, as amended (“Securities Act”), which requires that the Registration Statement be signed by a majority of the Trust’s Board of Trustees, and also signed by the Trust’s principal executive officer and principal accounting officer or comptroller. In this regard, any person who occupies more than one of the positions specified in section 6(a) of the Securities Act should make explicit each capacity in which he or she signs the Registration Statement.

RESPONSE: The signatures to the Registration Statement in Pre-Effective Amendment No. 1 reflect the above-referenced requirements.

Closing

32.         We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

RESPONSE: Registrant has revised the Registration Statement in Pre-Effective Amendment No. 1 to include certain disclosures previously left blank. Previously omitted exhibits are also filed concurrent herewith.

33.         The response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

RESPONSE: The Registrant acknowledges the Staff’s comment.

34.         Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your Registration Statement.

RESPONSE: The Registrant has received the Order in connection with the Registration Statement.2 The Registrant does not currently expect to request additional no-action or exemptive relief in connection with the Registration Statement.

35.         You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

RESPONSE: The Registrant acknowledges the Staff’s comment.

36.         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

RESPONSE: The Registrant acknowledges the Staff’s comment.

*          *          *          *          *

In connection with responding to the Staff’s comments, the Registrant acknowledges that:

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings relating to the Funds;

Should the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the SEC from taking any action with respect to the filing

The action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

2           Id.

If you have any additional questions regarding the Registration Statement or enclosed information, please contact me directly at (202) 778-9475.

Regards,

/s/ Stacy L. Fuller

Stacy L. Fuller

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